UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

AURELIO RESOURCE CORP.
(Exact name of registrant as specified in its corporate charter)

000-50931
(Commission File No.)

Nevada
(State or other jurisdiction of incorporation or	33-1086828
organization)	(I.R.S. Employer Identification No.)

Suite 1802 – 888 Pacific Street
Vancouver, British Columbia
V6Z 2S6
(Address of principal executive offices)

604.619.6328
(Issuer's telephone number)

Approximate Date of Mailing: July 21, 2006

AURELIO RESOURCE CORP.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

GENERAL

This Information Statement is being delivered on or about July 21, 2006 to the holders of shares of common stock, par value $0.001 per share of Aurelio Resource Corp., a Nevada corporation incorporated as of February 19, 2004, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Pursuant to the terms of an share purchase agreement dated as of April 27, 2006 and further amended on June 9, 2006, July 13, 2006, and July 21, 2006, by and among our company, as purchaser, and the shareholders of Aurelio Resources Inc. a Colorado corporation (the “Vendors”). The Vendors agreed to sell to our company, and our company agreed to purchase from the Vendors, all of the issued and outstanding shares of Aurelio Resources Inc. in exchange for 10,000,000 shares of common stock of our company. In the aggregate, the shares of common stock that we agreed to issue to the Vendors in this transaction will represent approximately 31.85% of all of our issued and outstanding shares of our common stock measured immediately prior to closing. Upon the closing of the transaction contemplated in the share purchase agreement, Paul Fong and Patrick McGrath will return 12,965,000 shares of our common stock to us for cancellation. Accordingly, the shares of our common stock we will issue to the Vendors will represent 35.17% of all of our issued and outstanding shares of common stock after giving effect to the transactions contained herein.

The terms and conditions of the share purchase agreement are summarized below under the heading "The Agreement".

Effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder; and (b) the date of completion of the share purchase transaction, Dr. Frederik Warnaars, David C. Jonson and Stephen Doppler will be appointed to our board of directors. In addition, Dr. Frederik Warnaars will be appointed as our President and Chief Executive Officer, Stephen Doppler will be appointed as our Corporate Secretary and David C. Jonson will be appointed Vice President of Exploration. At the same time, Mr. Paul Fong will resign from all of his offices with our company, including the offices of President, Chief Executive Officer and Treasurer, and Mr. Patrick McGrath will resign from all of his offices with our company, including the offices of Chief Financial Officer and Secretary. In addition, both Mr. Paul Fong and Mr. Patrick McGrath will step down from our board of directors.

Effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder; and (b) the date of completion of the share purchase agreement whereby we acquire all of the shares of Aurelio Resources Inc. owned by the Vendors, our board of directors will consist of Dr. Frederik Warnaars, David C. Jonson and Stephen Doppler. Mr. Stephen Doppler will serve as Chairman of the board of directors.

Please read this Information Statement carefully. It describes the terms of the share purchase agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the share purchase agreement. All company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC N.W. at 450 Fifth Street, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

THE AGREEMENT

On April 27, 2006, we entered into a share purchase agreement with Aurelio Resources Inc. On June 9, 2006, we amended this share purchase agreement such that it became an asset purchase agreement. On July 13, 2006, we subsequently amended the asset purchase agreement to provides that we would acquire from the Aurelio Resources Inc., all of its assets, other than its one hundred percent undivided interest in 62 mining claims known as the “Austin Uranium Property, Nevada”. However, on July 21, 2006, we decided to further amend our agreement with Aurelio Resources Inc. so now that we will acquire all of the issued and outstanding shares capital of Aurelio Resources Inc. from its shareholders.

Aurelio Resources Inc. is a privately-owned corporation engaged in mineral exploration. Aurelio has an interest and rights to various mineral exploration properties in Arizona and has a Mexican subsidiary that owns certain claims to exploration properties in Mexico. More specifically, Aurelio Resources Inc. owns, free and clear of all encumbrances,:

•	a 100% interest in 13 mining claims on a mineral property located in Hill Copper, Arizona, and

•	98% of the issued and outstanding common shares of Minera Milenium S.A. de C.V., a company incorporated under the laws of Mexico. Through the acquisition of 98% of the issued and outstanding common shares of Minera Milenium S.A. de C.V., Aurelio Resources Inc. have also acquired an option to earn a 100% interest in 3 mining claims/concessions covering approximately 1,000 hectares, in Durango, Mexico.

As amended, the share purchase agreement provides that we will be required to:

•	issue to shareholders of Aurelio Resources Inc., at the closing of our share purchase transaction, 10,000,000 common shares of our company;

•	increase the number of directors of our company to five and elect as directors of our company at the completion of the share purchase transaction, Dr. Frederik Warnaars, David C. Jonson and Stephen Doppler, effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder; and (b) the date of completion of the share purchase agreement;

•	appoint Stephen Doppler as Chairman of the board of directors;

•	appoint Dr. Frederik Warnaars, to the office of President and Chief Executive Officer of our company, and accept the resignation of Mr. Paul Fong, our current President, Chief Executive Officer and Treasurer, from those offices, effective at the closing of the share purchase transaction;

•	appoint David C. Jonson to the office of Vice-President of Exploration of our company effective at the closing of the share purchase transaction; and

•	enter into employment agreements with each of Dr. Frederik Warnaars, David C. Jonson and Stephen Doppler for a period of not less than two years on mutually agreeable terms.

In addition, the share purchase agreement contemplates that we will effect one or more financing transactions in which we will raise up to an aggregate of $1,000,000, the proceeds of which we will use to develop the assets we acquired through Aurelio Resources Inc. The contemplated financing is not a condition of closing of the share purchase transaction.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

Voting Securities of our company

As of July 21, 2006 and the date of this Information Statement, there were 31,401,500 shares of our common stock issued and outstanding on a fully diluted basis and before giving effect to the proposed issuance of 10,000,000 shares of our common stock to Aurelio Resources Inc. Each shareholder is entitled to one vote for each share of our common stock in his/her/its name on the books of our company, whether represented in person or by proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of our common stock known by us to be owned beneficially as of July 21, 2006 and the date hereof by: (i) each person (including any group) that owns more than 5% of any class of the voting securities of our company; (ii) each director and officer of our company; and (iii) directors and officers as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Owner	Percent of Class (1) (2)
Common Stock	Paul Fong Suite 1802, 888 Pacific Street, Vancouver, BC, V6Z 2S6	6,500,000 shares (post-split) (3)	20.7%
Common Stock	Patrick McGrath 306 West 11th Avenue, Vancouver, BC, V5Y 1T2	6,500,000 shares (post-split) (3)	20.7%
Common Stock	Directors and Officers (as a group)	13,000,000 shares (post-split) (3)	41.4%

(1) Regulation S-B under the Exchange Act, defines a beneficial owner of a security as any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on July 21, 2006, and the date of this Information Statement.

(2) Based upon 31,401,500 issued and outstanding shares of common stock as of July 21, 2006 and as of the date of this Information Statement.

(3) Effective June 16, 2006, we effected a six and one-half (6.5) for one (1) forward stock split of our authorized, issued and outstanding common stock. As a result, our authorized capital has increased from 75,000,000 shares of common stock with a par value of $0.001 to 487,500,000 shares of common stock with a par value of $0.001. Our issued and outstanding share capital increased from 4,831,000 shares of common stock to 31,401,500 shares of common stock. The 10,000,000 shares of our common stock to be issued to shareholders of Aurelio Resources Inc. will also be post-split shares.

Changes in Control

There will be a change in control of our company that occurred primarily as a result of the transaction contemplated in the share purchase agreement.

Upon completion of the share purchase transaction, Messrs. Fong and McGrath will return 12,965,000 shares of our common stock to us for cancellation. The current shareholders of Aurelio Resources Inc. will hold approximately 35.17% of the issued and outstanding shares of our common stock, and their nominees will constitute a majority of our Board of Directors.

As a result of the share purchase transaction, we will acquire all of the issued and outstanding shares of Aurelio Resources Inc. and will indirectly acquire all assets owned by Aurelio

Resources Inc., other than its one hundred percent undivided interest in 62 mining claims known as the “Austin Uranium Property, Nevada”.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current and proposed executive officers and directors:

Name	Age	Position with the Company	Served as a Director and Officer Since
Paul Fong	53	President, CEO, Treasurer and a Director (1)	March 8, 2004
Patrick McGrath	34	CFO, Secretary and a Director (2)	CFO as of March 29, 2004 and Secretary as of June 29, 2004
Dr. Frederik Warnaars (3)	70	President and Chief Executive Officer and a Director	To be determined (6)
David C. Jonson (4)	76	Vice-President of Exploration and a Director	To be determined (6)
Stephen Doppler (5)	49	Chairman of the Board of Directors	To be determined (6)

(1) Mr. Fong will resign from the offices of President, CEO and Treasurer of our company effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder; and (b) the date of completion of the share purchase transaction.

(2) Mr. McGrath will resign from the offices of CFO and Secretary of our company effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder; and (b) the date of completion of the share purchase transaction.

(3) Mr. Warnaars will be appointed to the offices of President and Chief Executive Officer of our company effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder; and (b) the date of completion of the share purchase transaction.

(4) Mr. Jonson will be appointed to the office of Vice-President of Exploration of our company effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder; and (b) the date of completion of the share purchase transaction.

(5) Mr. Doppler will be appointed to the offices of Corporate Secretary and Chairman of the Board of Directors of our company effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder; and (b) the date of completion of the share purchase transaction.

(6) Messrs. Doppler, Warnaars and Jonson will be appointed to our Board of Directors effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder; and (b) the date of completion of the share purchase transaction.

Dr. Frederik Warnaars:

Dr. Warnaars earned a Doctorate in Petrology from the University of Leyden, Netherlands, in 1967. Since 1993, Dr. Warnaars founded International American Resources Inc. and Minera Holmex S.A. de C.V. through which Dr. Warnaars was able to acquire exploration properties, and to provide services to various companies including Mount Isa Mines, Apex Silver Mines Ltd. and many others. From 1988 to 1993, Dr. Warnaars acted as a senior staff geologist for Cyrus Mineral Company, as well as manager of Cyprus Minera de Honduras, for which he discovered or identified major precious metal and base metal deposits. From 1986 to 1988, Dr. Warnaars was an Associate with Behre Dolbear Riverside & Company where he discovered a new disseminated gold deposit in Ecuador. From 1976 to 1985, Dr. Warnaars was engaged with Exxon Minerals Company in various roles: senior supervisory geologist and acting general manager with Esso in Papua, New Guinea (1983-1985); senior staff explorationist in New York (1981-1983); supervisory geologist and geology manager at the Los Bronces Expansion project in Chile (1978-1981); and staff geologist for Esso Eastern inc. in Texas (1976-1978). From 1969 to `976, Dr. Warnaars was engaged as a geologist with Kennecott Copper Corporation. From 1965 to 1969, Dr. Warnaars was an assistant professor of geochemistry and geophysics at the University of Utrecht, Netherlands. In addition to English, Dr. Warnaars is fluent in several other languages including Spanish, French, German and Dutch. Since 1966, Dr. Warnaars has also published many articles concerning geology.

Stephen Doppler:

Since 1999, Mr. Doppler has acted as the managing director of Doppler & Associates of Colorado, a consulting firm specializing in reverse takeovers and other corporate transactions involving OTC-BB companies. From 1996 to 1999, Mr. Doppler acted as President, CEO and Chairman of Adamas Resources Corp., a junior resource company listed on the TSX Venture Exchange, where he designed and successfully implemented a turn around strategy for the company. From 1994 to 1996, Mr. Doppler has provided advisory services in the area of mergers and acquisitions to international mining companies. From 1979 to 1994, Mr. Doppler provided consulting services in the resource sector, including assessing the fair market value of a Venezuelan firm’s international subsidiaries, designing a long range strategic plan for the creation of a leading zinc producer, and preparing fair market evaluations, appraisals and optimisation studies for development stage and operating stage companies with copper, gold and silver projects. Mr. Doppler earned a M.S. in Mineral Economics from the Colorado School of Mines, and a B.A. Geology and a B.A. Economics from Bates College in Maine.

David C. Jonson:

After spending two years with the U.S. Army Corps of Engineers, Mr. Jonson earned a M.S. in Geology from the Colorado School of Mines in 1955. Since 1977, Mr. Jonson has provided consulting services to various clients during which Mr. Jonson has made field or office evaluations of over 600 prospects, mines and mining districts and has discovered or identified numerous large, attractive precious and base metal prospects, prepared several bankable feasibility studies, and designing computerized mining models. From 1974 to 1976, Mr. Jonson acted as Vice President and District Exploration Manager (covering six western states) for Freeport Exploration Co. From 1969 to 1974, Mr. Jonson was engaged as an assistant manager and subsequently as manager (North American operations)for Midwest Oil Corp. From 1956 to 1969, Mr. Jonson acted as a senior geologist and project manager for Climax Molybdenum Co. From 1955 to 1956, Mr. Jonson was employed as a mine geologist for Newmont Mining Corp. Mr. Jonson is a Fellow with the Society of Economic Geologists.

Board Meetings and Committees

Our board of directors held no formal meetings during the year ended May 31, 2006. All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporation Law and the by-laws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

We do not have standing audit, nominating or compensation committees, or committees performing similar functions. Our board of directors believe that it is not necessary to have a standing audit or compensation committees at this time because the functions of such committees are adequately performed by our board of directors.

Our board of directors also is of the view that it is appropriate for us not to have a standing nominating committee because there are currently only two directors on our board of directors and the two directors have performed and will perform adequately the functions of a nominating committee. These two directors who perform the functions of a nominating committee are not independent because both are also officers of our company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. Our board of directors has not adopted a charter for the nomination committee. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. Our board of directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because we believe that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level. There are no specific, minimum qualifications that our board of directors believes must be met by a candidate recommended by our board of directors. The process of identifying and evaluating nominees for director typically begins with our board of directors soliciting professional firms with whom we have an existing business relationship, such as law firms, accounting firms or financial advisory firms, for suitable candidates to serve as directors. It is followed by our board of directors’ review of the candidates’ resumes and interview of candidates. Based on the information gathered, our board of directors then makes a decision on whether to recommend the candidates as nominees for director. We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of our company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to our company or has a material interest adverse to our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the last two years and except as disclosed below, none of the following persons has had any direct or indirect material interest in any transaction to which our company was or is a party, or in any proposed transaction to which our company proposes to be a party:

(a)	any director or officer of our company;

(b)	any proposed director of officer of our company;

(c)	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our common stock; or

(d)	any member of the immediate family of any of the foregoing persons (including a spouse, parents, children, siblings, and in-laws).

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% stockholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports that they file.

To the best of our knowledge, all executive officers, directors and greater than 10% stockholders filed the required reports in a timely manner.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

We reimburse our directors for expenses incurred in connection with attending board meetings, but did not pay directors’ fees or other cash compensation for services rendered as a director in the periods ended May 31, 2006 and 2005. No compensation of any kind has been paid, or is payable, to any of our executive officers in the periods ended May 31, 2006 and 2005.

Since our inception, we have not granted any stock options, long-term incentive plans, or stock appreciation rights.

We have no standard or other arrangements for compensating directors for their service in their capacity as directors, or for committee participation or special assignments.

We have not entered into any employment or consulting agreement with any of our directors or officers, although, as required in our share purchase agreement with Aurelio Resources Inc., we will enter into employment agreements with Dr. Frederik Warnaars, David C. Jonson and Stephen Doppler, upon the closing of the transactions contemplated by the share purchase agreement.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our directors or officers. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or officers, except that stock options may be granted at the discretion of our board of directors in the future.

We have no plans or arrangements in respect of remuneration received or that may be received by the officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Dated: July 21, 2006

By Order of the Board of Directors

AURELIO RESOURCE CORP.

/s/ Paul Fong
Paul Fong
President, CEO, Treasurer and Director